Exhibit 99.151

mCloud Announces Third Quarter 2020 Financial Results

•	AssetCare™ Over Time recurring revenues were C$3.6 million in Q3 2020, up 300% over the same period in 2019 and 33% quarter-over-quarter
•	Total revenue for Q3 2020 was C$6.1 million compared to C$5.0 million in Q2 2020, up 22% quarter-over-quarter
•	Total revenue for the nine months ended September 2020 was C$17.7 million, up 113% over the same period in 2019
•	Added 3,423 connected assets in the quarter to reach a total of 54,770
•	Continued progress on "pull-forward" capital arrangements associated with long-term contracts

VANCOUVER, BC, Nov. 12, 2020 /CNW/ - mCloud Technologies Corp. (TSX-V: MCLD) (OTCQB: MCLDF) ("mCloud" or the "Company"), a leading provider of asset management solutions combining IoT, cloud computing, and artificial intelligence ("AI"), today announced its financial results for the third quarter ended September 30, 2020 ("Q3 2020").

"Our third quarter results showcase mCloud's success in transitioning our acquired customers to recurring AssetCare subscriptions and expanding our footprint worldwide," remarked Russ McMeekin, mCloud President and CEO. "Through our recurring subscription business model, we have grown the value of our customer base as seen through the lenses of total contract value (TCV) and customer lifetime value (CLV)."

Q3 2020 Revenue Highlights

All figures in Canadian dollars

	Three Months Ended September 30		Nine Months Ended September 30
	2020	2019	2020	2019
AssetCare initialization	$ 1,591,899	$ --	$ 5,016,773	$ 1,610,689
AssetCare over time	3,586,751	898,855	7,262,966	1,663,892
Engineering services	958,345	5,056,604	5,425,542	5,056,804
Total	$ 6,136,995	$ 5,955,459	$ 17,705,281	$ 8,331,386

The Company saw C$3.6 million in AssetCare Over Time revenues in the third quarter of 2020, up 300% compared to the same period in 2019 and 33% quarter-over-quarter. These Over Time revenues denote the recurring revenues from mCloud's portfolio of 54,770 connected assets.

AssetCare Initialization revenues attributable to newly connected assets in the quarter were C$1.6 million.

In Q3 2020, mCloud added 3,423 connected assets to its AssetCare portfolio under management, a pickup in pace in quarterly connected growth compared to the 2,675 assets connected in the previous quarter. This was a result of the Company's continued focus on remotely connecting assets and adding new customers under the continued restrictions present in North America and abroad.

Total revenues for Q3 2020 were C$6.1 million and up 22% quarter-over-quarter, compared to Q2 2020 revenues of C$5.0 million. Compared to Q3 2019 revenues of C$6.0 million, total revenues were similar - though Q3 2019 revenues included C$5.1 million in Engineering Services, derived from the Company's acquired technical project services business. In Q3 2020, Engineering Services comprised less than C$1.0 million of total revenues.

As such, the continued growth in AssetCare Over Time revenues, along with the ongoing addition of newly connected assets as seen in AssetCare Initialization revenues, more than offset the decline in Engineering Services revenues resulting from pandemic access restrictions. As announced earlier this week, the Company recently achieved a sales milestone of over C$10 million in oil and gas TCV driven by the delivery of AssetCare solutions to oil and gas customers.

On a nine-month basis, total revenues grew 113% to C$17.7 million in 2020 compared to C$8.3 million over the same period in 2019. Of note, the total revenues attributable to AssetCare from the Company's top ten customers grew 37% in the first nine months of 2020 compared to the last nine months of 2019, further highlighting the success and demand for AssetCare among existing customers.

Q3 2020 Achievements

mCloud saw considerable growth in demand from new and existing customers in Q3 2020, including a record number of inquiries for the AssetCare solution segment for Connected Buildings. The Company's introduction of an AssetCare solution to drive indoor air quality, originally announced in May of this year, in response to the airborne threat posed by COVID-19 has been well-received as facility managers and building operators are being challenged to meet new stringent air quality standards from health and safety authorities.

The Company announced on October 13, 2020, that it had completed the acquisition of kanepi Group Pty Ltd ("kanepi"), adding information visualization and analytics software capabilities that are rapidly being integrated into the AssetCare platform. In Q3 2020, the Company added a new heat exchanger asset solution using kanepi technology. The Company also brought enhancements to AssetCare Mobile for connected workers by way of kanepi.

The kanepi acquisition has created new business opportunities currently being pursued in the southern hemisphere with oil and gas, offshore FPSOs, LNG, and mining customers. Opportunities to connect workers in Greater China were also greatly accelerated as a result of kanepi.

mCloud Connect 2020, the Company's annual user conference, took place virtually in September 2020 and was well-attended by over 300 industry leaders, customers, and investors. The event included numerous panels and speakers centered around the theme of connected asset management and the role of IoT, AI, and the cloud in digital transformation.

Comparing Q3 2020 vs Q3 2019 Adjusted EBITDA

All figures in millions of Canadian dollars

	Q3 2020	Q3 2019
Revenue	$6.137	$5.955
Cost of sales	2.271	3.208
Gross profit	3.866	2.748
Operating expenses	11.459	10.610
Net loss for the period	(8.713)	(18.493)
Add: Current tax expense	0.173	0.072
Less: Deferred income recovery	(0.391)	(0.665)
Add: Depreciation and amortization	1.680	1.986
Add: Finance costs	1.506	1.462
EBITDA	$(5.745)	$(15.638)
Less: Other income	(0.969)	--
Add: Share based compensation	0.338	0.347
Add: Foreign exchange loss	0.513	0.132
Add: Business acquisition costs and other expenses	0.287	9.122
Add: Salaries, wages, and benefits	2.110	1.347
Add: Professional and consulting fees	1.765	1.179
Adjusted EBITDA	$(1.701)	$(3.511)

Looking Ahead to Q4 2020

The Company continues to work with customers through the business conditions and restrictions created by COVID-19. Throughout the fourth quarter to end December 31, 2020 ("Q4 2020"), mCloud expects to complete the connection of as many assets as possible, including assets from the aforementioned C$10 million in TCV from oil and gas customers. The Company also remains focused on continuing to convert existing acquired customers to recurring revenue arrangements by way of AssetCare subscriptions.

mCloud is working to drive these recurring revenues into a critical mass capable of providing ongoing sustainable operating capital and positive cash flow for the business.

At the start of Q4 2020, the Company established terms to "pull-forward" capital from multi-year AssetCare contracts in partnership with a strategic supplier of IoT edge devices and customers who elect to pay a greater proportion of their AssetCare subscriptions upfront. mCloud anticipates contracts eligible for this arrangement to grow throughout Q4 2020 and into 2021.

With more than 30% of revenue growth coming from existing customers and a combined sales pipeline and backlog of contracts greater than C$120 million in TCV, mCloud has a solid foundation for rapid growth in 2021, remaining mindful of the logistics required to navigate the ongoing pandemic.

Q3 2020 Earnings Conference Call

The Company is hosting a conference call to discuss the financial results for the third quarter at 5:30

p.m. ET today. The conference call will include prepared remarks from Russ McMeekin, Chief Executive Officer, and Chantal Schutz, Chief Financial Officer. After the prepared remarks, the Company will accept questions.

To access the conference call by telephone, dial 647-427-7450 or 1-888-231-8191. Please connect approximately 10 minutes prior to the beginning of the call to ensure participation. The conference call will be archived for replay by telephone until Thursday, November 19, 2020 at midnight (ET). To access the archived conference call, dial 1-855-859-2056 and enter the reservation number 2480729.

A live audio webcast of the conference call will be available at https://bit.ly/2ILaNOB. Please connect at least 15 minutes prior to the conference call to ensure adequate time for any software download that may be required to join the webcast. The webcast will be archived at the above website for one year.

About mCloud Technologies Corp.

mCloud is creating a more efficient future with the use of AI and analytics, curbing energy waste, maximizing energy production, and getting the most out of critical energy infrastructure. Through mCloud's AI-powered AssetCare™ platform, mCloud offers complete asset management solutions in five distinct segments: commercial buildings, renewable energy, healthcare, heavy industry, and connected workers. IoT sensors bring data from connected assets into the cloud, where AI and analytics are applied to maximize their performance.

Headquartered in Vancouver, Canada with offices in twelve locations worldwide, the mCloud family includes an ecosystem of operating subsidiaries that deliver high-performance IoT, AI, 3D, and mobile capabilities to customers, all integrated into AssetCare. With over 100 blue-chip customers and more than 54,000 assets connected in thousands of locations worldwide, mCloud is changing the way energy assets are managed.

mCloud's common shares trade on the TSX Venture Exchange under the symbol MCLD and on the OTCQB under the symbol MCLDF. mCloud's convertible debentures trade on the TSX Venture Exchange under the symbol MCLD.DB. For more information, visit www.mcloudcorp.com.

Non-GAAP Measure

Selected financial information for the three-month period ended September 30, 2020 set out above includes reference to "Adjusted EBITDA", which is not recognized under International Financial Reporting Standards and is a non-generally accepted accounting principle ("Non-GAAP") measure. This information should be read in conjunction with the unaudited interim consolidated financial statements for the three months ended September 30, 2020 and audited consolidated financial statements and notes thereto for the year ended December 31, 2019 along with mCloud's MD&As for the corresponding periods, which are available under mCloud's profile on SEDAR at www.sedar.com. Further information regarding this Non-GAAP measure is contained in mCloud's annual MD&A for the period ended December 31, 2019.

Forward-Looking Information and Statements

This press release contains certain "forward-looking information" within the meaning of applicable Canadian securities legislation and may also contain statements that may constitute "forward-looking statements" within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking information and forward-looking statements are not representative of historical facts or information or current condition, but instead represent only the Company's beliefs regarding future events, plans or objectives, many of which, by their nature, are inherently uncertain and outside of the Company's control. Generally, such forward-looking information or forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or may contain statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "will continue", "will occur" or "will be achieved". The forward-looking information contained herein may include information related to the initialization of connected assets in Q4 2020, contracts eligible as pull-forward capital, and the Company's prospects in 2021.

By identifying such information and statements in this manner, the Company is alerting the reader that such information and statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such information and statements.

An investment in securities of the Company is speculative and subject to several risks as discussed under the heading "Risk Factors" on pages 29 to 46 of the Company's filing statement dated October 5, 2017. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in the forward-looking information and forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.

In connection with the forward-looking information and forward-looking statements contained in this press release, the Company has made certain assumptions. Although the Company believes that the assumptions and factors used in preparing, and the expectations contained in, the forward-looking information and statements are reasonable, undue reliance should not be placed on such information and statements, and no assurance or guarantee can be given that such forward-looking information and statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information and statements. The forward-looking information and forward-looking statements contained in this press release are made as of the date of this press release, and the Company does not undertake to update any forward-looking information and/or forward-looking statements that are contained or referenced herein, except in accordance with applicable securities laws. All subsequent written and oral forward- looking information and statements attributable to the Company or persons acting on its behalf is expressly qualified in its entirety by this notice.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

SOURCE mCloud Technologies Corp.

View original content: http://www.newswire.ca/en/releases/archive/November2020/12/c4048.html

%SEDAR: 00033047E

For further information: Wayne Andrews, RCA Financial Partners Inc., T: 727-268-0113, ir@mcloudcorp.com; Barry Po, Chief Marketing Officer, mCloud Technologies Corp., T: 866-420- 1781

CO: mCloud Technologies Corp. CNW 07:00e 12-NOV-20